June 14, 2012

VIA EDGAR AND FED EX

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Larry Spirgel, Assistant Director

Re:	Motorola Solutions, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 15, 2012

File No. 1-07221

Motorola Solutions, Inc.

Form 10-Q for the Quarter Ended March 31, 2012

Filed April 25, 2012

File No. 1-07221

Dear Mr. Spirgel:

Set forth below are the responses of Motorola Solutions, Inc. (“Motorola Solutions” or the “Company”) to the follow-up comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Gregory Q. Brown, President and Chief Executive Officer of the Company, dated May 10, 2012, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) filed February 15, 2012 and the Company’s Form 10-Q for the quarter ended March 31, 2012 (the “Form 10-Q”) filed April 25, 2012. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italicized type.

Form 10-K for the Year Ended December 31, 2011

Valuation and Recoverability of Goodwill, page 54

Goodwill, page 106

1.	We note your response to comment one from our letter dated April 23, 2012. You indicate that your operating segments are Government and Enterprise because this is the level at which your CODM regularly reviews full line income statements that are sufficient to support decisions about resource allocation. You also indicate that a majority of below gross margin costs are not dedicated to technology groups. However, you also state in the latter part of your response that to the extent the CODM reviews technology group results, it is in the context of understanding the key drivers of the operating segment results and is generally only meaningful at the gross margin level since many costs below gross margin are based on allocations. From your response it is unclear to us what costs (unallocated and allocated) are included below gross margin in the financial information provided to your CODM at the technology group level. In this regard, tell us the nature of all financial information provided to your CODM at the technology group level.

Response

We conduct two main regularly scheduled operations reviews with our chief operating decision maker (“CODM”), our CEO, each quarter. At the beginning of the third month of every quarter, we have a review to compare our current outlook for the quarter to the plan for the quarter in anticipation of our quarterly earnings release (the “Outlook Meeting”). The second meeting is held immediately following the quarter end and the purpose is to review our actual results for the recently completed quarter (the “Actual Results Meeting”).

During the Outlook Meeting, the CODM is provided the outlook for the two operating segments, Government and Enterprise. In addition, we present our standard technology group income statement format. This format includes only the sales and gross margin outlooks of our 14 technology groups for the current quarter compared to actual results of the comparable year ago period. The sales amounts for the technology groups are added together to show total Government and total Enterprise sales. During this Outlook Meeting, the CODM is not provided with any other financial information at the technology group level. The review also includes a two line summary, for Government and Enterprise, showing consolidated sales and gross margin for our product and services income statement lines (this shows the same figures as on the face of our consolidated income statement, as required by SEC rules, for the line items: Net sales from products, Net sales from services and Gross margin).

During the Actual Results Meeting, the CODM has a review with the Product and Business Operations team. This review is led with a standard reporting package that includes our full line income statements for each of the two segments through operating earnings. In addition, we provide results in our standard technology group income statement format which includes only sales and gross margin for each technology group, consistent with the reports described above. Although not subject to review in the Actual Results Meeting, supplemental information is provided to the CODM which includes current and comparable period trends for plans and actual results for relevant technology groups in the following categories: average selling prices (“ASP”), units, sales, gross margin, research and development (“R&D”), selling general and administrative costs (“SG&A”), and operating earnings. This supplemental information is the information we were referring to in our response dated May 4, 2012 where we indicated that the results by technology group are reviewed with the CODM in the context of explaining significant drivers to the operating segment results. Again, not all of this information is reviewed for all technology groups every period. Only the information for certain technology group(s) that is deemed worthy of highlighting to provide context to the results of the entire operating segment for a particular period is discussed. Financial information at the technology group level is not routinely reviewed by our board of directors.

In summary, the supplemental technology group level financial information provided to the CODM is not intended nor designed for resource allocation decision purposes. Furthermore, we do not believe this information is discrete financial information as discussed further below.

2.	Since gross margin is meaningful towards the CODM’s understanding of the key drivers of operating segment results, tell us in detail why you do not believe that the gross margin information provided to your CODM at the technology group level does not constitute discrete financial information and why it is not used by the CODM to make decisions about resources to be allocated and to assess performance pursuant to ASC 280-10-50-1.

Response

Limitation of Use of Gross Margin

While gross margin may, in some limited cases, be helpful to explain to our CODM in understanding the key drivers of our operating segment results, for purposes of resource allocation, results through gross margin alone are not adequate. Due to the nature of our business, R&D as well as selling and marketing activities are key areas of investment and have a significant impact on the success of the corporation. Decisions on how to allocate R&D and selling and marketing resources are not made based on the margins of our technology groups. Furthermore, our products are typically sold as an integrated solution where a typical sale will include devices, infrastructure, integration and implementation services, and maintenance and network operation services. It is not uncommon for a single sales transaction to affect four to five technology groups in either the Government or Enterprise segments.

As such, operating results through gross margin alone do not constitute discrete financial information as contemplated in ASC 280-10-50-1 as they are inadequate for making resource allocation decisions. Again, for avoidance of doubt, additional information below gross margin by technology group is rarely reviewed or discussed with the CODM and does not serve as a basis for making resource allocation decisions.

Full Line Income Statements

We continue to maintain technology group income statement information down to the operating earnings level, including various allocations discussed further below, as a data point in managing our business and not as a basis for resource allocation by the CODM. Our senior management team believes that it is important for our technology group managers, typically three levels of management below the CODM, to understand the level of fixed costs inherent in Motorola Solutions. We feel that the technology group income statements that include simplistic allocations help facilitate this understanding at lower levels of the organization.

We estimate that approximately 50% of our SG&A statement line and 20% of our R&D statement line are allocated costs from other functions (IT, Real Estate, Headquarters, etc.). Cost allocations from the functions down to the technology group level are done systematically through a simplistic allocation methodology.

We estimate that almost 100% of the SG&A statement line is allocated. As noted above, 50% of the SG&A statement line consists of allocated costs from other functions. The remaining 50% is primarily headcount-related. Due to the nature of our direct sales strategy where our teams sell products from multiple technology groups across both segments, as opposed to selling only one dedicated technology group or groups, headcount-related costs by technology group is also the result of simplistic allocations.

Of the remaining 80% of the R&D statement line, we continue to invest in cross-technology group platforms which can drive down costs and further integrate our products and solutions resulting in significant cost allocations across technology groups. These common R&D platforms are further discussed in Exhibit 3 included below.

Resource Allocation Framework

As noted above, resource allocation decisions by the CODM are not based on technology group operating results. The CODM primarily makes resource allocation decisions for the entire corporation and to each of the two operating segments, Government and Enterprise. He looks to his two general managers to make resource allocation decisions below the operating segment level. As noted in our response dated May 4, 2012, in accordance with our matrix organizational structure, the management structure one level below the CODM consists of two general managers with responsibility across both operating segments and encompassing all technology groups. One general manager has responsibility for the worldwide Sales & Field Operations team, which is responsible for worldwide go-to-market activities for all products and across all regions. The other general manager has responsibility for the Product & Business Operations team, which is responsible for all product research and development, services, procurement, supply chain and information technology. These two general managers are each in regular contact with the CODM to discuss operating activities, financial results, forecasts and plans for the Government and Enterprise segments. Each is directly accountable to the CODM for the results of the segments within their areas of responsibility, Sales & Field Operations or Product & Business Operations. As such, these two individuals working in concert represent operating segment managers as defined in ASC 280-10-50-7.

To further clarify, the following discussion provides an overview of how resource allocation decisions are made by our CODM. Our capital allocation framework is based on free cash flow generated by the total business. Free cash flow is generally allocated in the following manner: 30% to dividends, 25% to organic growth and capital expenditures, and 45% to share repurchases and/or acquisitions. When allocating resources associated with our organic growth and capital expenditures, our CODM makes decisions at the reportable segment level. The senior management team has communicated that it drives towards certain target operating margins to our investor community. These operating margins differ by operating segment. These margin targets are met through the constant evaluation of products and services that generate strong returns but also through the evaluation of our cost structure against strict budgeting guidelines. It is also of note that our sales and non-sales incentive plans are based on metrics derived from total entity results and not based on technology group level performance.

Additionally, our CODM must balance our short term financial goals with the longer term research and development opportunities and must determine whether we should invest organically or grow through acquisitions, in accordance with the capital allocation framework discussed above. Specifically, our CODM strives to: (i) have the number one or two share in the markets we serve, (ii) seek new business and product opportunities by the identification of products or services that we can modify in order to meet the needs of different verticals not currently served, and (iii) seek to identify products that we do not currently produce that we can potentially adapt for either public safety or enterprise use. Again, he may choose to do this organically or look for acquisition targets. See our response to number 3 below as we further discuss our R&D facilities and the “platforming” our teams perform across technology groups.

As an example of the CODM’s more recent long term resource allocation, the Company has spoken publicly about its R&D investments in public safety broadband (“PSB”) and long-term evolution (“LTE”) technology. The investments we make in LTE benefit our Government segment as a whole in that the LTE products and networks extend our current voice systems to include data and video applications. As a result, the increase in demand and install base for LTE may also increase sales to our voice network technology groups as well, Astro and Tetra. Either way, the purpose of the investment is to benefit the overall Government segment.

To summarize, our CODM balances our communicated financial goals with the long-term opportunities driven by our extensive research and development needs in order to make comprehensive resource allocation decisions at the operating segment level. For our CODM to manage the Company and make resource allocation decisions by use of our technology groups’ financial performance through gross margin or including simplistic allocations would be inconsistent with our strategic objectives and short-sighted.

3.	Please identify for us each of the technology groups included in your enterprise and government segments. With respect to each technology group, describe its defining characteristics specifically addressing the nature of the products and services, the type or class of customer, and the nature of its respective regulatory environment. In addition, for each technology group, tell us why you believe it shares similar economic characteristics with the other technology groups in the reporting unit with which it is aggregated. Include as part of your response a five-year comparative analysis of the gross margins of each technology group within the enterprise reporting unit and each technology group within the government reporting unit. We refer to the criteria set forth in ASC 350-20-55.

Response

The following analysis should be read in conjunction with Exhibits 1, 2, and 3. Due to the confidential nature of the information provided within Exhibits 2 and 3, these Exhibits are being provided in paper format pursuant to the Staff’s confidential treatment procedures.

Aggregation Criteria

ASC 350-20-35-35 states, “two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. Paragraph 280-10-50-11 shall be considered in determining if the components of an operating segment have similar economic characteristics.” We have provided Exhibit 1 to illustrate the economic characteristics outlined in ASC 280-10-50-11 by technology group in a tabular format. The following discussion should be read in conjunction with Exhibit 1 and further emphasizes why our technology groups have been aggregated into two reporting units.

Government

The Government reporting unit includes our radio products and related services sold predominantly to public safety organizations and first responders. All of the products within this reporting unit are governed by a complex regulatory environment requiring compliance with a number of applicable national laws, directives, and regulations in different countries regarding the use of spectrum and radio emissions. Some customers also require compliance with various standards, including, but not limited to, appropriate levels of security clearance and specific approval for use in hazardous locations, as well as compliance with applicable national/federal laws and regulations. A majority of the product is produced in our Penang, Malaysia factory as well as Schaumburg, IL. Approximately 70% of our Government reporting unit product is sold through our direct sales force. As mentioned above, the Government segment sells integrated solutions that may include product or services from multiple technology groups.

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Astro: This technology group is our largest and is focused on our P25 Standard radio products. Almost all of the radio products are subject to the same production process and sold into the public safety vertical. Lastly, the demand for our radio products is subject to regulation surrounding radio spectrum. Accordingly, based on these factors, we believe that the Astro technology group has similar economic characteristics to the other technology groups within the Government reporting unit.

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Tetra: This technology group focuses on radios, similar to Astro, but the products are designed to meet a European telecommunications standard. Tetra radio products are produced in the same factories as the other technology groups, sold into the public safety vertical, subject to similar radio spectrum regulations. Accordingly, based on these factors, we believe that the Tetra technology group has similar economic characteristics to the other technology groups within the Government reporting unit.

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Radio Products and Accessories (RP&A): The RP&A technology group includes our lower tier radio products. Similar to Astro and Tetra, the technology group focuses on radios and has similar production processes and locations, and is affected by radio spectrum regulations. However, this technology group also has the accessories for all the other technology groups within the Government segment. Also, the lower tier radio products include but are not limited to the public safety verticals as these radios may be sold into retail, and transportation and logistics verticals. Based on the nature of the products, the similarity of the production processes, the type and class of customer, and a similar regulatory environment, we believe that the RP&A technology group has similar economic characteristics to the other technology groups in the Government reporting unit.

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Application Products and Solutions (AP&S): The AP&S technology group has a number of products that are supplementary to the public safety vertical. These products include computer-aided dispatch products and software solutions as well as video surveillance products. Based on the nature of the products and the type and class of customer, we think that the AP&S technology group has similar economic characteristics to the other technology groups in the Government reporting unit.

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Public Safety Broadband (PSB): The PSB technology group is our next generation radio and infrastructure system equipment primarily for data and video. A typical PSB network continues to utilize our other voice network products, including Astro and Tetra. The nature of the products and services is similar to Astro and Tetra in that it has a radio device and system focus, is sold into the public safety vertical, and is subject to similar regulatory requirements. Based on these factors, we believe that the PSB technology group has similar economic characteristics to the other technology groups within the Government reporting unit.

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Applied Technologies: Our Applied Technologies technology group is focused on adapting technologies for specific US Federal government needs. Based on the type and class of customer, we believe that this technology group has similar economic characteristics to the other technology groups within the Government reporting unit.

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Services – Government: Our Government Services technology group is focused primarily on maintenance agreements for the products sold in the other Government technology groups. Additionally, there is service revenue for the “turn-key” maintenance of municipality private networks. Based on the nature of the products, the type and class of customer, and the regulatory environment of networks subject to spectrum regulation, we believe that this technology group has similar economic characteristics to the other technology groups within the Government reporting unit.

Enterprise

The Enterprise reporting unit includes wireless products and services that are sold primarily into the retail and transportation and logistics verticals. These products are governed by a complex regulatory environment requiring compliance with applicable national laws, directives, and regulations in different countries regarding the use of spectrum, radio emissions, and laser safety. A majority of the product in this reporting unit is either produced in our Reynosa, Mexico factory or by third party manufacturers. Approximately 70% of the product in this reporting unit is sold through indirect distribution methods. Similar to the Government segment, the Enterprise segment sells integrated solutions that may include product or services from multiple technology groups.

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Enterprise Mobile Computing (EMC): Our EMC technology group is focused on handheld, ruggedized computer and tablet products. These products are utilized primarily in the retail, transportation and logistics verticals. Accordingly, based on the nature of the products and services, the nature of the production process, and the type and class of customer, we feel that the EMC technology group has similar economic characteristics to the other technology groups in the Enterprise reporting unit.

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Advanced Data Capture (ADC): Our ADC technology group is focused on handheld, ruggedized scanning products that are primarily utilized in the retail, transportation and logistics verticals. As a note, technology from our ADC group is utilized in our EMC technology group as our handheld computer products typically include scanning modules. Accordingly, based on the nature of the products and services, the nature of the production process, and the type and class of customer, we feel that the ADC technology group has similar economic characteristics to the other technology groups in the Enterprise reporting unit.

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Radio Frequency Identification (RFID): Our RFID technology group is focused on RFID data capture, similar to the ADC group, where reader equipment and systems are primarily sold into the retail, transportation and logistics verticals. Accordingly, based on the nature of the products and services, the nature of the production process, and the type and class of customer, we feel that the RFID technology group has similar economic characteristics to the other technology groups in the Enterprise reporting unit.

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Wireless Network Solutions (WNS): Our WNS technology group is focused on wireless LAN equipment and systems that are primarily utilized in the retail, transportation and logistics verticals. Based on the nature of the products and services and the type and class of customer, we feel that the WNS technology group has similar economic characteristics to the other technology groups in the Enterprise reporting unit.

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iDEN Infrastructure: Our iDEN Infrastructure technology group is focused on infrastructure equipment and services. Based on the type and class of customers and the nature of the production processes, we feel that this technology group has similar economic characteristics to the other technology groups in the Enterprise reporting unit.

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Other Licensing: Our Other Licensing technology group is focused on licensing and royalty sale opportunities from our patent portfolio. We feel that based on the type and class of customers, that this technology group has similar economic characteristics to the other technology groups in the Enterprise reporting unit.

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Services – Enterprise: Our Enterprise Services technology group is focused primarily on maintenance agreements for the products sold in the other Enterprise technology groups. Based on the nature of the product and the type and class of customer, we believe that this technology group has similar economic characteristics to the other technology groups within the Enterprise reporting unit.

Analysis of Additional Economic Characteristics

In addition to the aggregation criteria discussed above, we note that ASC 350-20-55-6 states, “Evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative.” ASC 350-20-55-7 identifies the following additional factors that may be considered to determine if components are economically similar:

a.	The nature in which an entity operates its business

b.	Whether goodwill is recoverable from the separate operations of each component or from two or more components working together

c.	The extent to which the component businesses share assets and other resources

d.	Whether the components support and benefit from common R&D efforts

We have provided Exhibit 2 to illustrate the five year gross margins, by technology groups, per the request of the Staff, and as a component of our analysis of economic characteristics as discussed in ASC 350-20-55.

As previously discussed, we manage and operate our business focused on our operating segments, Government and Enterprise. For example, through our matrix organization individuals are responsible for results across multiple technology groups and segments, we typically bundle products and services from multiple technology groups as integrated solutions to our customers, and we have shared R&D and selling and marketing teams across technology groups.

As a result of our approach to the marketplace through our bundled product offerings and common class of customers, technology groups within the same operating segment typically experience similar trends as a result of overall economic conditions, competition in the marketplace, and the technology needs of our customers.

We have provided Exhibit 3 to discuss our research and development centers, specifically to illustrate the extent to which the technology groups share R&D resources and benefit from common R&D projects with respect to the last two factors listed above and in ASC 350-20-55. We note that Motorola Solutions has a number of research and development centers that drive alignment and development for common platforms, information assurance, engineering tools and metrics, global product safety and regulatory compliance, and design center optimization, which align with the reporting units. For additional analysis of our R&D centers, refer to Exhibit 3.

In addition to shared R&D resources, our manufacturing facilities and production assets are also shared across technology groups. As discussed above, there are two main production facilities within Motorola Solutions. The Government reporting unit products are principally produced in our Penang, Malaysia and Schaumburg, IL facilities and share common equipment and platforms. The same is true for production in the Enterprise reporting unit in our Reynosa, Mexico facility. Finally, selling and marketing resources are shared across multiple technology groups.

Based on the comprehensive analysis above, Exhibits 1, 2, and 3, and considering the judgmental nature of the analysis that has been explicitly stated in the Accounting Standards Codification, we strongly believe that the components of Enterprise and Government have been aggregated appropriately, in all material respects into two reporting units.

Form 10-Q for the Quarter Ended March 31, 2012

4.	Please amend your filing to provide proper certifications. Two of the certifications (Exhibits 31.2 and 32.2) relate to your Chief Financial Officer, but are signed by your Chief Executive Officer. Please note that the corrected certifications should be accompanied by the entire periodic report. Refer to 246.14 of Regulation S-K’s Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response

We confirm to the Commission that we filed the corrected certifications with our Form 10-Q/A for the quarter ended March 31, 2012 on May 14, 2012.

We are providing to the Staff Exhibits 2 and 3 under separate cover with our request for confidential treatment pursuant to the provisions of Commission Rule 83.

In connection with the response in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (847) 576-4047.

Sincerely,

/s/ John K. Wozniak
John K. Wozniak
Corporate Vice President, Finance Chief Accounting Officer Motorola Solutions, Inc.

cc:	Kathryn Jacobson, Staff Accountant
Robert Littlepage, Accountant Branch Chief
Jonathan Groff, Staff Attorney

Exhibit 1 –Analysis of ASC 280-10-50-11 Aggregation Criteria by Technology Group

Technology Group	Nature of Products and Services	Nature of Production Process	Type and Class of Customer	Product Distribution Methods	Regulatory Environment
Government
Astro	P25 Standard two-way radios, infrastructure, and integration services	Manufacturing done by third party and in our Malaysia and Schaumburg, IL factories; system staging assembly done in Schaumburg, IL	Public safety and first responder customers	Products are sold through our direct sales force and through independent and authorized distributors, dealers and value-added resellers, original equipment manufacturers, service operators and independent commission sale representatives

Governed by a complex regulatory environment requiring compliance with a number of applicable national and local laws, directives, and regulations in different countries including the use of spectrum and radio emissions. Some customers also require compliance with various standards, including appropriate levels of security clearance

Tetra	Terrestrial Trunked Radio (TETRA, a European telecommunications standard) two way radios, infrastructure and integration services	Manufacturing done by third party and in our Malaysia factory; system staging assembly done in Berlin, Germany	Public safety and first responder customers	Products are sold through our direct sales force and through independent and authorized distributors, dealers and value-added resellers, original equipment manufacturers, service operators and independent commission sale representatives

Governed by a complex regulatory environment requiring compliance with a number of applicable national and local laws, directives, and regulations in different countries including the use of spectrum and radio emissions. Some customers also require compliance with various standards, including appropriate levels of security clearance

Radio Products and Accessories (RP&A)	Lower tier professional radio products and systems that allow two-way communications in various, or more centralized, environments; this group also includes radio accessories	Manufacturing done by third party and in our Malaysia factory; some lower tier radios are manufactured in our China factory	Various customers; verticals include public safety and first responder but can include retail and transportation and logistics as well	Products are sold through our direct sales force and through independent and authorized distributors, dealers and value-added resellers, original equipment manufacturers, service operators and independent commission sale representatives	Governed by a complex regulatory environment requiring compliance with a number of applicable national and local laws, directives, and regulations in different countries including the use of spectrum and radio emissions
Application Products and Solutions (AP&S)	Command and control center products and services, including computer-aided dispatch and video surveillance	Manufacturing primarily done by third party	Public safety and first responder customers	Products are sold primarily through our direct sales force

Governed by a complex regulatory environment requiring compliance with a number of applicable national and local laws, directives, and regulations in different countries including the use of spectrum and radio emissions. Some customers also require compliance with various standards, including appropriate levels of security clearance

Public Safety Broadband (PSB)	Mobile broadband LTE products, infrastructure, and integration services	Manufacturing primarily done by third party	Public safety and first responder customers	Products are sold primarily through our direct sales force

Governed by a complex regulatory environment requiring compliance with a number of applicable national and local laws, directives, and regulations in different countries including the use of spectrum and radio emissions. Some customers also require compliance with various standards, including appropriate levels of security clearance

Applied Technologies	System integration technology and other services for the US Federal government	N/A	US Federal government	Products are sold primarily through our direct sales force

Governed by a complex regulatory environment requiring compliance with a number of applicable federal and local laws, directives, and regulations including the use of spectrum, and radio emissions, Requires compliance with various standards, and appropriate levels of security clearance

Services - Government	Product lifecycle services for all of the Government technology groups including maintenance contracts and network services	N/A	Public safety and first responder customers	Products are sold through our direct sales force and through independent and authorized distributors, dealers and value-added resellers, original equipment manufacturers, service operators and independent commission sale representatives

Governed by a complex regulatory environment requiring compliance with a number of applicable national and local laws, directives, and regulations in different countries including the use of spectrum and radio emissions. Some customers also require compliance with various standards, including appropriate levels of security clearance

Enterprise
Enterprise Mobile Computing (EMC)	Handheld, ruggedized computer and tablet products	Manufacturing done by third party and in our Reynosa, Mexico factory	Primarily retail, transportation and logistics customers	Products are sold through our direct sales force and through independent and authorized distributors, dealers and value-added resellers, original equipment manufacturers, service operators and independent commission sale representatives

Governed by a complex regulatory environment requiring compliance with applicable national laws, directives, and regulations in different countries regarding the use of spectrum, radio emissions, and laser safety, Some customers also require specific approvals/certifications for use in hazardous locations, as well as compliance to applicable national/federal laws and regulations

Advanced Data Capture (ADC)	Handheld, ruggedized scanning products	Manufacturing done by third party and in our Reynosa, Mexico factory	Primarily retail, transportation and logistics customers	Products are sold through our direct sales force and through independent and authorized distributors, dealers and value-added resellers, original equipment manufacturers, service operators and independent commission sale representatives

Governed by a complex regulatory environment requiring compliance with applicable national laws, directives, and regulations in different countries regarding the use of spectrum, radio emissions, and laser safety. Some customers also require specific approvals/certifications for use in hazardous locations, as well as compliance to applicable national/federal laws and regulations

Radio Frequency Identification (RFID)	RFID reader equipment and systems	Manufacturing done by third party and in our Reynosa, Mexico factory	Primarily retail transportation and logistics customers	Products are sold through our direct sales force and through independent and authorized distributors, dealers and value-added resellers, original equipment manufacturers, service operators and independent commission sale representatives

Governed by a complex regulatory environment requiring compliance with applicable national laws, directives, and regulations in different countries regarding the use of spectrum, radio emissions, and laser safety. Some customers also require specific approvals/certifications for use in hazardous locations, as well as compliance to applicable national/federal laws and regulations

Wireless Network Solutions (WNS)	Wireless LAN products and integration services	Primarily third party manufacturing	Primarily retail, transportation and logistics customers	Products are sold through our direct sales force and through independent and authorized distributors, dealers and value-added resellers, original equipment manufacturers, service operators and independent commission sale representatives

Governed by a complex regulatory environment requiring compliance with applicable national laws, directives, and regulations in different countries regarding the use of spectrum, radio emissions, and laser safety. Some customers also require specific approvals/certifications for use in hazardous locations, as well as compliance to applicable national/federal laws and regulations

Other Licensing	Royalty revenue from intellectual property	N/A	Various	Licenses are sold primarily through our direct sales force

We have extensive US and international portfolio of patents related to our products, systems, technologies and manufacturing processes that are subject to the rules and regulations of the US Patent Trademark Office, as well as foreign patent offices

iDEN Infrastructure	iDEN technology infrastructure and integration services	Manufacturing done by third party and in our Reynosa, Mexico factory	Network service providers	Products and services are sold through Motorola Solutions’ direct sales force except in the case of China where a reseller is used

Governed by a complex regulatory environment requiring compliance with a number of applicable national and local laws, directives, and regulations in different countries including the use of spectrum and radio emissions. Some customers also require compliance with various standards, including appropriate levels of security clearance

Services - Enterprise	Product lifecycle services for all of the Enterprise technology groups including maintenance contracts and network services	N/A	Primarily retail, transportation and logistics customers	Products are sold through our direct sales force and through independent and authorized distributors, dealers and value-added resellers, original equipment manufacturers, service operators and independent commission sale representatives

Governed by a complex regulatory environment requiring compliance with applicable national laws, directives, and regulations in different countries regarding the use of spectrum, radio emissions, and laser safety. Some customers also require specific approvals/certifications for use in hazardous locations, as well as compliance to applicable national/federal laws and regulations